                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 39)


                           AMERICAN REALTY TRUST, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   029-177-409
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 11, 1999
             (Date of Event which Requires Filing of this Statement)







If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  029-177-409                                                   PAGE 2
----------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons BASIC CAPITAL MANAGEMENT, INC.       75-2261065

----------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

----------------------------------------------------------------------------------------------
     3)  SEC Use Only

----------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

----------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)

----------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                  NEVADA

----------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                        5,997,372
Number of
Shares                ------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                        -0-
Owned by
Each                  ------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                   5,997,372
Person
With                  ------------------------------------------------------------------------
                 10)  Shared Dispositive Power                   -0-

----------------------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person               5,997,372

----------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

----------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                              56.8%

----------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                                     CO

----------------------------------------------------------------------------------------------

CUSIP NO.  029-177-409                                                                  PAGE 3
----------------------------------------------------------------------------------------------
     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons NATIONAL OPERATING, L.P.                  75-2163170

----------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
----------------------------------------------------------------------------------------------
     3)  SEC Use Only

----------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

----------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)

----------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                       DELAWARE

----------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                             195,732
Number of
Shares            ----------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                             -0-
Owned by
Each              ----------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                        195,732
Person
With              ----------------------------------------------------------------------------
                  10)  Shared Dispositive Power                       -0-

----------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person                 195,732

----------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

----------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                               1.9%

----------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                                      PN

----------------------------------------------------------------------------------------------

CUSIP NO.  029-177-409                                                                       PAGE 4

---------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         THE GENE E. PHILLIPS CHILDREN'S TRUST       13-6599759

---------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

---------------------------------------------------------------------------------------------------
     3)  SEC Use Only

---------------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

---------------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                             TEXAS

---------------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                   98,332
Number of
Shares            ---------------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                   -0-
Owned by
Each              ---------------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                              98,332
Person
With              ---------------------------------------------------------------------------------
                  10)  Shared Dispositive Power                             -0-

---------------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person    98,332

---------------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

---------------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                                    0.9%

---------------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                                            00

---------------------------------------------------------------------------------------------------

CUSIP NO.  029-177-409                                                                       PAGE 5

---------------------------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         CONTINENTAL MORTGAGE AND EQUITY TRUST      94-2738844

---------------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

---------------------------------------------------------------------------------------------------
     3)  SEC Use Only

---------------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

---------------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                           CALIFORNIA

---------------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                   820,850
Number of
Shares            ---------------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                   -0-
Owned by
Each              ---------------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                              820,850
Person
With              ---------------------------------------------------------------------------------
                  10)  Shared Dispositive Power                             -0-

---------------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person    820,850

---------------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

---------------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                                    7.8%

---------------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                                            00

---------------------------------------------------------------------------------------------------

                           AMERICAN REALTY TRUST, INC.
                              CUSIP NO. 029-177-409


ITEM 1.  SECURITY AND ISSUER

Item 1 is hereby amended to read as follows:

     This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of AMERICAN REALTY TRUST, INC., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on October 29, 1998. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.


ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), National Operating, L.P. ("NOLP"), the Gene E. Phillips Children's Trust (the "GEP Trust") and Continental Mortgage and Equity Trust ("CMET") (collectively the "Reporting Persons").

     BCM, NOLP, the GEP Trust and CMET may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of CMET are also executive officers of BCM. NRLP Management Corp. ("NMC"), a wholly-owned subsidiary of the Company, is the general partner of NOLP. The executive officers of NMC are also executive officers of BCM and CMET.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:


Name                                          Position(s) with BCM
----                                          --------------------
Karl L. Blaha                                 President

Thomas A. Holland                             Executive Vice President and
                                              Chief Financial Officer

Clifford C. Towns, Jr.                        Executive Vice President - Finance

Steven K. Johnson                             Executive Vice President -
                                              Residential Asset Management



Name                                          Position(s) with BCM
----                                          --------------------
Bruce A. Endendyk                             Executive Vice President

A. Cal Rossi, Jr.                             Executive Vice President

Cooper B. Stuart                              Executive Vice President

Dan S. Allred                                 Senior Vice President -
                                              Land Development

James D. Canon, III                           Senior Vice President

Robert A. Waldman                             Senior Vice President,
                                              General Counsel and Secretary

Drew D. Potera                                Vice President, Treasurer
                                              and Securities Manager

Mickey Ned Phillips                           Director

Ryan T. Phillips                              Director


     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mr. Canon's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Canon's present principal occupation is Senior Vice President of BCM. Mr. Canon is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

     (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     NOLP has no officers or directors. The general partner of NOLP is NMC.

     (III) The GEP TRUST is a trust formed under the laws of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips.

     Mr. Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. G. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. G. Phillips is a citizen of the United States of America.

     Donald W. Phillips' business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. D. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. D. Phillips is a citizen of the United States of America.

     (IV) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of July 31, 1999, the Company owned 41.0% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and trustee of CMET:




Name                                          Position(s) with CMETM
----                                          ----------------------
Thomas A. Holland                             Executive Vice President and
                                              Chief Financial Officer

Karl L. Blaha                                 Executive Vice President -
                                              Commercial Asset Management

Steven K. Johnson                             Executive Vice President -
                                              Residential Asset Management

Bruce A. Endendyk                             Executive Vice President

James D. Canon, III                           Senior Vice President

Robert A. Waldman                             Senior Vice President, Secretary
                                              and General Counsel

Drew D. Potera                                Vice President and Treasurer

Richard W. Douglas                            Trustee

Larry E. Harley                               Trustee

R. Douglas Leonhard                           Trustee

Murray Shaw                                   Trustee

Ted P. Stokely                                Trustee

Martin L. White                               Trustee

Edward G. Zampa                               Trustee


     Information with respect to Messrs. Holland, Blaha, Johnson, Endendyk, Canon, Waldman and Potera is disclosed in (I) above.

     Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is Executive Vice President of the Staubach Company. Mr. Douglas is a citizen of the United States of America.

     Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

     Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

     Mr. Shaw's business address is 3713 Ebony Hollow Pass, Austin, Texas 78739. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

     Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

     Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

     Mr. Zampa's business address is 25 Norwood Avenue, Ross, California 94957. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

     (a) SHARE OWNERSHIP

     The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:



                              Shares Owned Directly
                              ---------------------

                                Number of               Percent of
Name                             Shares                  Class (1)
----                            ---------               ----------
BCM                             5,997,474                  56.8%
CMET                              820,850                   7.8%
NOLP                              195,732                   1.9%
GEP Trust                          98,332                   0.9%
                                ---------                  ----

                   TOTAL        7,112,286                  67.3%


                           Shares Owned Beneficially
                           -------------------------

                                Number of               Percent of
Name                             Shares                  Class (1)
----                            ---------               ----------
BCM                             5,727,474                  56.8%
CMET                              820,850                   7.8%
NOLP                              195,732                   1.9%
GEP Trust                          98,332                   0.9%
Ryan T. Phillips (2)(3)         6,095,704                  57.7%
M. Ned Phillips (2)             5,997,372                  56.8%
                                ---------                  ----

Total Shares beneficially
  owned by Reporting Persons    7,112,286                  67.3%



----------------------------

(1) Percentage calculations are based upon 10,563,434 Shares outstanding at July 31, 1999. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.

     (b) VOTING AND DISPOSITIVE POWER

     The Trustee of the GEP Trust has complete voting and dispositive power over the 98,332 Shares held by the GEP Trust. Each of the Trustees of CMET share voting and dispositive power over the 820,850 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 5,997,372 Shares held by BCM. Each of the Directors of NMC, the general partner of NOLP, have complete voting and dispositive power over the 195,732 Shares held by NOLP.

     (c) TRANSACTIONS IN SECURITIES

     The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days:



Reporting                                   Number of                  Price                     Type of
Person                     Date             Shares                     Per Share                 Transaction
---------                  --------         ---------                  ---------                 -----------
BCM                        05/19/99            5,000                   $16.625                   Open Market
BCM                        05/19/99              300                   $ 16.20                   Open Market
BCM                        05/19/99            6,200                   $ 16.20                   Open Market
BCM                        05/20/99            5,300                   $ 16.50                   Open Market
BCM                        06/04/99              300                   $16.125                   Open Market
BCM                        06/07/99              300                   $16.250                   Open Market
BCM                        06/15/99            7,800                   $ 16.50                   Open Market
BCM                        06/28/99              200                   $ 16.00                   Open Market
BCM                        06/29/99           24,300                   $16.375                   Open Market
BCM                        06/30/99            5,000                   $16.125                   Open Market
BCM                        07/01/99           18,000                   $ 15.00                   Open Market
BCM                        07/01/99           50,000                   $ 15.00                   Open Market
BCM                        07/13/99           27,800                   $15.750                   Open Market
BCM                        08/11/99            7,000                   $ 16.00                   Open Market




ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to read as follows:

     BCM has pledged 125,711 shares to Advest, Inc., pledged 15,960 shares to Ameritrade, pledged 100,000 shares to American Express Financial, pledged 128,109 shares to BA Investment Services, pledged 40,000 shares to Bank One Securities, pledged 675,900 shares to Bear Stearns, pledged 91,144 shares to Brown & Company, pledged 38,500 shares to Christensen Burke, pledged 30,201 shares to Cutter & Co., pledged 109,552 shares to Dain Rauscher TC, pledged 370,758 shares to Dain Rauscher PB, pledged 521,275 shares to Dean Witter, pledged 84,000 shares to Deutcshe Morgan, pledged 40,000 shares to First Enterprize Bank, pledged 109,809 shares to First Southwest Securities, pledged 20,000 shares to First Union Brokerage, pledged 96,000 shares to Hambrecht & Quist, pledged 94,000 shares to Hobbs Melville, pledged 81,889 shares to J.C. Bradford & Co., pledged 86,124 shares to Legg Mason (TX), pledged 25,500 shares to May Financial, pledged 123,437 shares to McDonald & Company, pledged 271,700 shares to Morgan Keegan, pledged 120,000 shares to Norwest Investment Services, pledged 76,400 shares to Raymond James, pledged 89,052 shares to Regions Investment, pledged 96,000 shares to Robb, Peck, McCooey, pledged 97,000 shares to

Robert Baird, pledged 159,363 shares to Southland Securities, pledged 61,864 shares to Southwest Securities and pledged 161,124 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

     BCM has also pledged 177,000 shares to Foothill Capital, pledged 260,000 shares to United Pacific and pledged 810,000 shares to Preferred Bank pursuant to loan agreements with such lenders.

     NOLP has pledged 195,732 shares to Lehman (NY) in a stock margin account maintained by it with such broker.

     CMET has pledged 820,850 shares to Dean Witter in a stock margin account maintained by it with such broker.

     GEP Trust has pledged 98,332 shares to Dean Witter (NY) in a stock margin account maintained by it with such broker.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  August 26, 1999.


         BASIC CAPITAL MANAGEMENT, INC.

By:      /s/DREW D. POTERA
         ------------------------------------------
         Drew D. Potera, Vice President


         NATIONAL OPERATING, L.P.
         NRLP MANAGEMENT CORP., General Partner

By:      /s/KARL L. BLAHA
         ------------------------------------------
         Karl L. Blaha, President


         GENE E. PHILLIPS CHILDREN'S TRUST

By:      /s/DONALD W. PHILLIPS
         ------------------------------------------
         Donald W. Phillips, Trustee


         CONTINENTAL MORTGAGE AND EQUITY TRUST

By:      /s/DREW D. POTERA
         ------------------------------------------
         Drew D. Potera, Vice President